

May 10, 2013

<u>Via E-Mail</u>
Kenton J. King
Skadden Arps Meagher & Flom LLP
525 University Avenue, Suite 1100
Palo Alto, CA 94301

      Re: Tessera Technologies, Inc.
                DEFA14A filed May 3, 2013
                File No. 0-50460

Dear Mr. King:

We have reviewed Tessera's response (by letter dated May 8, 2013) to the comment letter we previously issued on May 7, 2013. This letter serves as a follow-up to our telephone conversations today and yesterday.

As discussed with you, we continue to believe that the form of Tessera's supplemental proxy card violates Rule 14a-4(d)(1) of Regulation 14A. See the revised proxy card provided with Tessera's proxy statement supplement filed on DEFA14A on May 3, 2013. After considering your response letter dated May 8, 2013 and the information you provided in our discussions, we continued to believe that the use of a "write in" line where you state shareholders may write in the names of individuals for whom you will vote at the upcoming annual meeting is not permitted under federal proxy rules. The circumstances of this election, where eight board slots will be filled at the annual meeting but each side has nominated only six individual candidates, does not change our views. As we told you, Tessera should not use any such executed proxies.

Further, as we discussed, we also have serious concerns about the voter instruction form being used by Broadridge in connection with the upcoming annual meeting. The voter instruction form we have seen and which you have told us was disseminated by Broadridge on Wednesday, May 8th impermissibly lists the names of both your candidates and the nominees of Starboard Value Fund. We do not believe that such voter instruction forms in this format may be used for the upcoming annual meeting.

On our call today, you told us you would like to discuss our views with your client. We requested that you get back to us today regarding how you intend to proceed including how you intend to address any potential shareholder confusion that may result from this situation. We look forward to hearing from you at your earliest convenience.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Bernard Cassidy (via email)